# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vertical Data Inc., CIK 0002033264
CUSIP: 92490D105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1980 Festival Plaza Drive, Suite 300, Las Vegas, Nevada (NV), 89135
Date of event which requires filing of this statement: 03/11/2026
Filed by CIK 0002116336
Persons authorized to receive notices and communications: Deven Soni, c/o Vertical Data Inc., 1980 Festival Plaza Drive, Suite 300, Las Vegas, Nevada (NV), 89135, (888) 462-3453

## Reporting persons
- Soni Deven (CIK 0002116336): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 210,097; shared voting power 2,654,850; sole dispositive power 210,097; shared dispositive power 2,654,850; aggregate amount beneficially owned 2,864,947 (18.7% of the class)
- Gupta Shilpa: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,654,850; sole dispositive power 0; shared dispositive power 2,654,850; aggregate amount beneficially owned 2,654,850 (17.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Vertical Data Inc.
Address of issuer's principal executive offices: 1980 Festival Plaza Drive, Suite 300, Las Vegas, Nevada (NV), 89135

## Item 2. Identity and Background
Name of person filing:
1. Deven Soni
2. Shilpa Gupta

This statement is filed jointly by Deven Soni and Shilpa Gupta pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. Mr. Soni and Ms. Gupta are married to each other and are the sole members and the managers of AASD Investments LLC, each holding a 50% percentage interest.
Residence or business address: c/o Vertical Data Inc., 1980 Festival Plaza Drive, Suite 300, Las Vegas, Nevada 89135 (both Reporting Persons).
Present principal occupation or employment: Mr. Soni is Chairman of the Board, President and Chief Executive Officer of the Issuer. Ms. Gupta is not employed by the Issuer; she is a member and manager of AASD Investments LLC.
Criminal convictions in the last five years: During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
1,785,000 of the shares of Common Stock reported in this statement were acquired by AASD Investments LLC as founder shares on May 3, 2024, at $0.0001 per share, prior to the registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended. AASD Investments LLC originally purchased 10,500,000 shares under a Common Stock Purchase Agreement dated as of May 3, 2024; 8,715,000 of those shares were cancelled under a Shares Adjustment Letter Agreement dated September 5, 2025.

675,000 shares were acquired on December 2, 2025 upon exercise of stock options granted by the Issuer, at an exercise price of $0.05 per share paid from personal funds, and were issued in the name of AASD Investments LLC.

180,000 shares were acquired in settlement of accrued fees for services rendered to the Issuer, at $0.50 per share, and 14,850 shares were acquired in settlement of accrued compensation, at $3.03 per share. No cash consideration was paid for those shares.

81,118 shares were issuable to Mr. Soni individually upon settlement of fully vested restricted stock units granted September 17, 2026 as compensation for services. The restricted stock units settled on October 16, 2026, when the Issuer withheld 21,134 shares to satisfy tax withholding obligations and delivered 59,984 shares to Mr. Soni. No cash consideration was paid.

The amounts reported also include 150,113 shares issuable to Mr. Soni upon exercise of stock options exercisable within 60 days of the date of this statement, at an exercise price of $0.05 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported in this statement as founder shares, upon exercise of stock options granted by the Issuer, and as compensation for services rendered to the Issuer. The Reporting Persons hold those securities for investment.

Mr. Soni serves as Chairman of the Board, President and Chief Executive Officer of the Issuer. In those capacities he participates in the management and direction of the business and affairs of the Issuer and may be deemed to have the ability to influence the control of the Issuer. Ms. Gupta holds no position with the Issuer.

The Issuer has publicly disclosed that it is pursuing a listing of its common stock on a national securities exchange. Mr. Soni participates in the consideration of that matter in his capacity as a director and executive officer of the Issuer, and not in a separate capacity as a stockholder.

Mr. Soni expects to acquire additional securities of the Issuer from time to time as compensation for services, including upon settlement of restricted stock units and upon exercise of outstanding stock options, and the Reporting Persons may acquire or dispose of securities of the Issuer depending upon market conditions, the financial position and prospects of the Issuer and other factors.

Except as set forth in this Item 4, the Reporting Person does not have, as of the date of this statement, any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review the investment in the Issuer on a continuing basis and may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Soni: 18.7%. Ms. Gupta: 17.5%. The percentages reported are based on 15,185,582 shares of Common Stock outstanding, consisting of the 15,018,494 shares outstanding as reported in the Issuer's records together with 167,088 shares issued or issuable upon settlement of the restricted stock units granted September 17, 2026 (188,222 units, less the 21,134 shares withheld from Mr. Soni's award for taxes), plus, for each Reporting Person, the shares issuable to that Reporting Person upon exercise of stock options exercisable within 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Soni: 2,864,947 shares, consisting of 210,097 shares as to which he has sole voting and sole dispositive power and 2,654,850 shares as to which voting and dispositive power are shared with Ms. Gupta. Ms. Gupta: 2,654,850 shares, as to all of which voting and dispositive power are shared with Mr. Soni.
Transactions in the class effected during the past sixty days:
September 17, 2026 - acquisition by Mr. Soni of 81,118 restricted stock units granted under the Vertical Data Inc. 2024 Stock Incentive Plan, each representing the right to receive one share of Common Stock. No cash consideration was paid.

October 16, 2026 - settlement of those restricted stock units. The Issuer withheld 21,134 shares, valued at $4.10 per share, the closing price on that date, to satisfy tax withholding obligations and delivered 59,984 shares to Mr. Soni.

No other transactions in the Common Stock were effected by either Reporting Person during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: AASD Investments LLC is the record holder of 2,654,850 shares of Common Stock reported in this statement. Mr. Soni and Ms. Gupta are its sole members, each holding a 50% percentage interest, and each has the right to receive, and the power to direct the receipt of, dividends from and the proceeds from the sale of those shares in that proportion.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person holds equity awards granted by the Issuer under the Vertical Data Inc. 2024 Stock Incentive Plan, consisting of stock options evidenced by Stock Option Notices and restricted stock units evidenced by a Restricted Stock Unit Award Agreement.

The Reporting Person is party to a Common Stock Purchase Agreement with the Issuer dated May 3, 2024, which contains lock-up restrictions prohibiting transfer for 365 days following the effective date of any registration statement filed by the Issuer under the Securities Act, followed by a leak-out schedule releasing the shares over the subsequent 24 months, together with a right of the Issuer to purchase shares upon an involuntary transfer during the lock-up period.

Under a Shares Adjustment Letter Agreement dated September 5, 2025, 8,715,000 of the shares purchased under that agreement were cancelled, and the remaining shares continue to be subject to its lock-up. Under a Stock Option Adjustment Letter dated September 5, 2025, 784,350 of Mr. Soni's options were cancelled, leaving 160,650 outstanding.

Mr. Soni and Ms. Gupta have entered into a Joint Filing Agreement, filed as Exhibit 99.5, under which they agreed to file this statement jointly.

None of the securities reported in this statement are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Common Stock Purchase Agreement dated as of May 3, 2024 between the Issuer and AASD Investments LLC.
99.2 Stock Option Notice (Grant No. ISO-0001-070124) dated July 1, 2024.
99.3 Shares Adjustment Letter Agreement and Stock Option Adjustment Letter, each dated September 5, 2025.
99.4 Restricted Stock Unit Award Agreement.
99.5 Joint Filing Agreement dated November 2, 2026.

## Signatures
- Soni Deven: /s/ Deven Soni, Individually (11/02/2026)
- Gupta Shilpa: /s/ Shilpa Gupta, Individually (11/02/2026)